SECU[barcode] SSION

06008341

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG FINANCIAL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton (City) CT (State) 06897-4444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen M. Furlong 203-221-4820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

PROCESSED MAY 25 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 1 2006 WASH, D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kathleen M. Furlong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG FINANCIAL SECURITIES CORP., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer, Financial Principal
Title
Vice President and Treasurer

Jane T. Lehn
Notary Public
My Commission Expires Sep. 30, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Financial Securities Corp.

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
AIG Financial Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Financial Securities Corp. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2006

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2005

(dollars in thousands, except share data)

Assets		
Cash	$	10
Due from affiliates		168
Securities purchased under agreements to resell (Note 3)		80,941
Securities owned, at fair value		3,298
Other asset		1
	$	84,418
Liabilities and stockholder's equity		
Liabilities		
Accrued liabilities	$	882
Current taxes payable to affiliate (Note 5)		2,501
Liability subordinated to claims of general creditors (Note 4)		10,000
		13,383
Stockholder's equity		
Common stock, $.01 par value; 10,000 shares authorized, issued and outstanding		-
Additional paid-in capital		50
Retained earnings		70,985
		71,035
	$	84,418

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization of the Company

AIG Financial Securities Corp. (the "Company") is a wholly owned subsidiary of AIG Financial Products Corp. ("AIGFP" or the "Parent"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG has issued an irrevocable guarantee under which it guarantees to each holder of a monetary obligation or liability of the Company the prompt payment, when due, of all such obligations or liabilities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash
At December 31, 2005, the Company's cash is held at two New York Money Center banks.

Securities Owned
Securities owned are recorded on a trade date basis and are stated at fair value as determined by the Company's management. Included within securities owned are warrants and voting trust certificates based on the common stock of the NASDAQ Stock Market, Inc. These securities have exercise, holding period and other restrictions and have a fair value of $3,298. Because of the inherent uncertainty of valuations, the estimated fair value may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

Securities Transactions
The Company clears securities transactions executed for clients of the Company's affiliates. In the normal course of business, the Company is involved in the execution and settlement of securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. As of December 31, 2005, the Company had no unsettled transactions with its counterparties. The Company does have the right to pursue collection of performance from the counterparties who do not perform under contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

The Company is also subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

(dollars in thousands)

Fair Value of Financial Instruments
All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are carried on a mark-to-market basis, are short-term, or have floating interest terms.

3. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are recorded at their contracted resale amounts, plus accrued interest. It is the Company's policy to take possession of these securities.

At December 31, 2005, the Company had overnight securities purchased under agreements to resell with one broker-dealer. The Company minimizes the credit risk that the counterparty might be unable to fulfill their contractual obligations by monitoring credit exposure and collateral value, and requiring additional collateral to be deposited with the Company when deemed necessary.

At December 31, 2005, the market value of collateral received for resale transactions that can be sold or repledged by the Company was $80,593.

4. Liability Subordinated to Claims of General Creditors and Related-Party Transactions

The Company has entered into a subordinated debt agreement with AIGFP. This subordinated debt is includable in the Company's regulatory capital, and can be repaid only if, after giving effect to repayment, the Company meets the Securities and Exchange Commission's capital regulations. Interest is payable annually on the last business day of the year at a floating per annum rate, which resets daily at the London Interbank Offered Rate. The principal is due on December 31, 2010.

Administrative services are provided to the Company by AIGFP. Administrative services include personnel, office space, data processing, communications, computer and any other expenses incurred which are necessary to conduct the Company's business as a broker dealer. Included in accrued liabilities in the statement of financial condition is $378 due to AIGFP related to these expenses.

5. Income Taxes

Income taxes are computed on a separate-company basis. The operations of the Company are included in the consolidated U.S. federal income tax return of AIG and in the combined Connecticut State tax return of AIG subsidiaries that operate in Connecticut. Included in current taxes payable to affiliate in the statement of financial condition are state taxes payable of $471.

6. Commitments and Contingencies

The Company operates subject to cancelable agreements with affiliated entities.

(dollars in thousands)

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250, whichever is greater. At December 31, 2005, the Company had net capital of $77,199, which exceeded its requirement of $250 by $76,949, and its ratio of aggregate indebtedness to net capital was .04 to 1.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2005, the Company was not required to and did not hold any customer money or securities.